Accend Media
                  8275 S. Eastern Avenue, Suite 200-306
                          Las Vegas, NV  89123
                         Phone:  (702) 332-9888

June 9, 2011

Via EDGAR and Overnight Mail
----------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Ajay Koduri, Staff Attorney
            Fax Number: 703.813.6986

       Re:  Accend Media
            Registration Statement on Form S-1, as amended by Amendment No. 2
            Filed June 1, 2011
            File No. 333-173814

Dear Mr. Koduri:

On behalf of Accend Media (the "Company"), the undersigned hereby submits a response to the comment raised by the staff of the U. S. Securities and Exchange Commission (the "Staff") in its letter dated June 9, 2011 (the "Comment Letter") relating to the Company's Registration Statement on S-1 as amended on June 1, 2011. We have replied below on to your comment, and we are sending you a marked copy of our revisions to the Registration Statement with the EDGAR correspondence and via overnight mail.


General
-------

1. We note your response to comment one from our letter dated May 25, 2011. However, your filing status on the Prospectus Cover Page (and other places) that "The 6,000,000 shares of our Common Stock offering by the selling shareholders is at a fixed price of $0.01 per share for the entire duration of the offering until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices." Because you are not eligible to conduct an at the market offering under Rule 415(a)(4), the entire duration of your offering must be at a fixed price. Therefore, please revise the filing to remove the references to selling your shares based on price quotations from the OTC Bulletin Board, market prices, or private negotiations.

    Response: We respectfully note the Staff's comment. We recognize our oversight that we are not eligible to conduct an at the market offering under Rule 415(a)(4). We have revised the filing to remove the references to selling our shares based on price quotations from the OTC Bulletin Board, market prices, or private negotiations.

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Mr. Koduri, we hope our response satisfactorily addresses your comment.  We appreciate the help and time you spent with this registration statement.

Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any questions with respect to the foregoing, please contact, Thomas C. Cook, Esq. our corporate counsel at: (702) 221-1952.

Respectfully submitted,

Accend Media


By:  /s/  Scott Gerardi
---------------------------------
          Scott Gerardi
          Chief Executive Office


cc:  Thomas C. Cook, Esq.



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